CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	April 1, 2018	December 31, 2017
Current assets:
Cash and cash equivalents	$51,466	$52,795
Trade accounts receivable	350,760	243,365
Income taxes receivable	2,696	3,891
Inventories (note 4)	988,614	945,738
Prepaid expenses, deposits and other current assets	68,269	62,092
Total current assets	1,461,805	1,307,881
Non-current assets:
Property, plant and equipment	1,024,294	1,035,818
Intangible assets	396,175	401,605
Goodwill	226,670	226,571
Other non-current assets	8,939	8,830
Total non-current assets	1,656,078	1,672,824
Total assets	$3,117,883	$2,980,705
Current liabilities:
Accounts payable and accrued liabilities	$288,961	$258,476
Total current liabilities	288,961	258,476
Non-current liabilities:
Long-term debt (note 5)	775,000	630,000
Deferred income taxes	4,710	3,713
Other non-current liabilities	37,812	37,141
Total non-current liabilities	817,522	670,854
Total liabilities	1,106,483	929,330
Equity:
Share capital	158,147	159,170
Contributed surplus	28,426	25,208
Retained earnings	1,807,761	1,853,457
Accumulated other comprehensive income	17,066	13,540
Total equity attributable to shareholders of the Company	2,011,400	2,051,375
Total liabilities and equity	$3,117,883	$2,980,705

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q1 2018 P.26

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended
	April 1, 2018	April 2, 2017
Net sales (note 13)	$647,268	$665,358
Cost of sales	471,486	476,612
Gross profit	175,782	188,746
Selling, general and administrative expenses	93,075	89,205
Restructuring and acquisition-related costs (note 6)	6,381	6,562
Operating income	76,326	92,979
Financial expenses, net (note 7(b))	5,234	4,724
Earnings before income taxes	71,092	88,255
Income tax expense	3,213	4,735
Net earnings	67,879	83,520
Other comprehensive income (loss), net of related income taxes (note 9):
Cash flow hedges	3,526	(5,340)
Comprehensive income	$71,405	$78,180
Earnings per share (note 10):
Basic	$0.31	$0.36
Diluted	$0.31	$0.36

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q1 2018 P.27

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Three months ended April 1, 2018 and April 2, 2017
(in thousands or thousands of U.S. dollars) - unaudited

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
	Number	Amount
Balance, December 31, 2017	219,199	$159,170	$25,208	$13,540	$1,853,457	$2,051,375
Adjustments relating to adoption of new accounting standards (note 2(d))	—	—	—	—	(1,515)	(1,515)
Adjusted balance, January 1, 2018	219,199	159,170	25,208	13,540	1,851,942	2,049,860
Share-based compensation	—	—	3,473	—	—	3,473
Shares issued under employee share purchase plan	13	404	—	—	—	404
Shares issued pursuant to exercise of stock options	30	812	(255)	—	—	557
Shares repurchased for cancellation	(3,059)	(2,239)	—	—	(86,997)	(89,236)
Dividends declared	—	—	—	—	(25,063)	(25,063)
Transactions with shareholders of the Company recognized directly in equity	(3,016)	(1,023)	3,218	—	(112,060)	(109,865)
Cash flow hedges (note 9)	—	—	—	3,526	—	3,526
Net earnings	—	—	—	—	67,879	67,879
Comprehensive income	—	—	—	3,526	67,879	71,405
Balance, April 1, 2018	216,183	$158,147	$28,426	$17,066	$1,807,761	$2,011,400
Balance, January 1, 2017	230,218	$152,313	$23,198	$40,611	$1,903,525	$2,119,647
Share-based compensation	—	—	4,122	—	—	4,122
Shares issued under employee share purchase plan	15	392	—	—	—	392
Shares repurchased for cancellation	(3,466)	(2,275)	—	—	(86,977)	(89,252)
Dividends declared	—	—	—	—	(21,550)	(21,550)
Transactions with shareholders of the Company recognized directly in equity	(3,451)	(1,883)	4,122	—	(108,527)	(106,288)
Cash flow hedges (note 9)	—	—	—	(5,340)	—	(5,340)
Net earnings	—	—	—	—	83,520	83,520
Comprehensive income (loss)	—	—	—	(5,340)	83,520	78,180
Balance, April 2, 2017	226,767	$150,430	$27,320	$35,271	$1,878,518	$2,091,539

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q1 2018 P.28

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended
	April 1, 2018	April 2, 2017
Cash flows from (used in) operating activities:
Net earnings	$67,879	$83,520
Adjustments to reconcile net earnings to cash flows from (used in) operating activities (note 11(a))	45,159	43,007
	113,038	126,527
Changes in non-cash working capital balances:
Trade accounts receivable	(109,826)	(79,472)
Income taxes	1,168	3,081
Inventories	(44,062)	18,203
Prepaid expenses, deposits and other current assets	(1,207)	(4,598)
Accounts payable and accrued liabilities	23,275	2,145
Cash flows from (used in) operating activities	(17,614)	65,886

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(21,383)	(23,974)
Purchase of intangible assets	(1,023)	(770)
Business acquisitions	(99)	(93,025)
Proceeds on disposal of property, plant and equipment	54	141
Cash flows used in investing activities	(22,451)	(117,628)

Cash flows from (used in) financing activities:
Increase in amounts drawn under long-term bank credit facilities	145,000	171,000
Dividends paid	(25,063)	(21,550)
Proceeds from the issuance of shares	921	352
Repurchase and cancellation of shares	(82,525)	(78,623)
Cash flows from financing activities	38,333	71,179

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	403	415
Increase (decrease) in cash and cash equivalents during the period	(1,329)	19,852
Cash and cash equivalents, beginning of period	52,795	38,197
Cash and cash equivalents, end of period	$51,466	$58,049

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$5,587	$5,174
Income taxes, net of refunds	813	737

Supplemental disclosure of cash flow information (note 11).
See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q1 2018 P.29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended April 1, 2018
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, hosiery, and underwear. The Company’s fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These condensed interim consolidated financial statements are as at and for the three months ended April 1, 2018, and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a) Statement of compliance:
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s fiscal 2017 audited consolidated financial statements. The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except for the adoption of new standards effective as of January 1, 2018 as described below in Notes 2(d) and 2(e).

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on May 2, 2018.

(b) Seasonality of the business:
The Company’s net sales are subject to seasonal variations. Net sales have historically been higher during the second and third quarters.

(c) Operating segments:
For the year ended December 31, 2017, the Company managed and reported its business under two operating segments, Printwear and Branded Apparel, each of which was a reportable segment for financial reporting purposes with its own management that was accountable and responsible for the segment’s operations, results, and financial performance. These segments were principally organized by the major customer markets they served.

Effective January 1, 2018, the Company consolidated its organizational structure and implemented executive leadership changes as part of an internal reorganization. The Company combined its Printwear and Branded Apparel operating businesses into one consolidated divisional operating structure centralizing senior management, as well as marketing, merchandising, sales, distribution, and administrative functions to better position the Company to capitalize on growth opportunities within the evolving industry landscape. As a result, the Company has transitioned to a single reporting segment.

(d) Initial application of new or amended accounting standards in the reporting period:

On January 1, 2018, the Company adopted the following new accounting standards:

Revenue from Contracts with Customers
IFRS 15, Revenue from Contracts with Customers, establishes principles for reporting and disclosing the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. IFRS 15 provides a single model in order to depict the transfer of promised goods or services to customers and supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and a number of revenue-related interpretations (IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Services).

QUARTERLY REPORT - Q1 2018 P.30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. BASIS OF PREPARATION (continued):

(d) Initial application of new or amended accounting standards in the reporting period (continued):

The Company adopted the new standard on January 1, 2018 using the modified retrospective transition method, with the effect of initially applying this standard being recognized at January 1, 2018. Results for the reporting periods beginning after January 1, 2018 are presented in accordance with IFRS 15, while the information presented for 2017 has not been restated and continues to be presented, as previously reported, in accordance with our historic accounting under IAS 18 and related interpretations.

As of January 1, 2018, the Company recorded a net reduction to opening retained earnings of $0.7 million, net of tax, representing the gross margin on net sales of $2.1 million for which revenue recognition is delayed under the new standard. The impact of applying IFRS 15 resulted in a reduction of net sales of $0.9 million and a reduction in gross profit, operating income, and net earnings of $0.3 million for the three months ended April 1, 2018. There were no material impacts on the Company’s condensed interim consolidated statements of financial position and cash flows as at and for the three months ended April 1, 2018.

Financial Instruments
IFRS 9 (2014), Financial Instruments, includes updated guidance on the classification, recognition, and measurement of financial assets and liabilities. IFRS 9 (2014) differs in some regards from IFRS 9 (2013), which the Company early adopted effective March 31, 2014. The final standard amends the impairment model by introducing a new expected credit loss (ECL) model for calculating impairment on financial assets and introduces new general hedge accounting requirements.

IFRS 9 (2014) requires the Company to record an allowance for ECLs for all loans and other debt financial assets not held at fair value through profit and loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation of the asset’s original effective interest rate. For trade and other receivables, the Company has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Company has established a provision matrix that is based on the Company’s historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company adopted the new standard on January 1, 2018 and recorded a net reduction to opening retained earnings of $0.8 million, net of tax, reflecting additional allowance for doubtful accounts from the new expected credit loss model. The classification and measurement for the Company’s financial assets and financial liabilities remain unchanged. In addition, the adoption of the hedge accounting requirements of IFRS 9 (2014) had no significant impact on the Company’s consolidated financial statements.

QUARTERLY REPORT - Q1 2018 P.31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. BASIS OF PREPARATION (continued):

(e) Update to significant accounting policies:

Revenue recognition:
The Company derives revenue from the sale of finished goods, which include activewear, hosiery, and underwear. The Company recognizes revenue at a point in time when it transfers control of the finished goods to a customer, which generally occurs upon shipment of the finished goods from the Company’s facilities. In certain arrangements, control is transferred and revenue is recognized upon delivery of the finished goods to the customer’s premises. Payment terms generally do not exceed 60 days.

Some arrangements for the sale of finished goods provide for customer price discounts, rights of return and/or volume rebates based on aggregate sales over a specified period, which gives rise to variable consideration. At the time of sale, estimates are made for items giving rise to variable consideration based on the terms of the sales program or arrangement. The variable consideration is estimated at contract inception using the most likely amount method and revenue is only recognized to the extent that a significant reversal of revenue will not occur. The estimate is based on historical experience, current trends, and other known factors. New sales incentive programs which relate to sales made in a prior period are recognized at the time the new program is introduced. Sales are recorded net of customer discounts, rebates, and estimated sales returns, and exclude sales taxes. A refund liability is recognized for expected returns in relation to sales made before the end of the reporting period.

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Leases
In January 2016, the IASB issued IFRS 16, Leases, which specifies how an entity will recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less, or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted only if IFRS 15, Revenue from Contracts with Customers, has also been applied. The Company will adopt the new standard in the first quarter of fiscal 2019, and expects to use the modified retrospective transition method. The Company expects that the initial adoption of IFRS 16 will result in approximately $120 million of operating lease liabilities (primarily for the rental of premises), being recognized in the consolidated statement of financial position, with a corresponding right-of-use asset being recognized. The Company also expects a decrease of its operating lease costs, offset by a corresponding increase of its financial expenses and depreciation and amortization resulting from the changes in the recognition, measurement and presentation requirements. However, no significant impact on net earnings is expected at this time.

Uncertain Income Tax Treatments
In June 2017, the IASB issued IFRIC 23, Uncertainty Over Income Tax Treatments, which clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty regarding income tax treatments. The Interpretation addresses whether an entity needs to consider uncertain tax treatments separately, the assumptions an entity should make about the examination of tax treatments by taxation authorities, how an entity should determine taxable profit and loss, tax bases, unused tax losses, unused tax credits and tax rates, and how an entity considers changes in facts and circumstances in such determinations. IFRIC 23 applies to annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company is currently evaluating the impact of the adoption of IFRIC 23 on the consolidated financial statements.

QUARTERLY REPORT - Q1 2018 P.32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. INVENTORIES:

	April 1, 2018	December 31, 2017
Raw materials and spare parts inventories	$134,299	$128,414
Work in progress	67,272	60,743
Finished goods	787,043	756,581
	$988,614	$945,738

5. LONG-TERM DEBT:

	Effective interest rate(1)	Principal amount		Maturity date
		April 1, 2018	December 31, 2017
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%(2)	2.8%	$175,000	$30,000	April 2023
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%(3)	2.5%	300,000	300,000	April 2023
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(4)	2.7%	100,000	100,000	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53% payable quarterly(4)	2.7%	50,000	50,000	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(4)	2.9%	100,000	100,000	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57% payable quarterly(4)	2.9%	50,000	50,000	August 2026
		$775,000	$630,000

(1)	Represents the effective interest rate for the three months ended April 1, 2018, including the cash impact of interest rate swaps, where applicable.

(2)
The Company’s unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement). In addition, an amount of $13.9 million (December 31, 2017 - $14.6 million) has been committed against this facility to cover various letters of credit.

(3)
The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreement).

(4)
The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

In March 2018, the Company amended its unsecured revolving long-term bank credit facility of $1 billion to extend the maturity date from April 2022 to April 2023, amended its unsecured term loan of $300 million to extend the maturity date from June 2021 to April 2023, and cancelled its unsecured revolving long-term bank credit facility of $300 million.

Under the terms of the revolving facility, term loan facility, and notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all covenants at April 1, 2018.

QUARTERLY REPORT - Q1 2018 P.33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended
	April 1, 2018	April 2, 2017
Employee termination and benefit costs	$4,637	$534
Exit, relocation and other costs	1,744	2,761
Gain on disposal of property, plant and equipment	(41)	—
Acquisition-related transaction costs	41	3,267
	$6,381	$6,562

Restructuring and acquisition-related costs for the three months ended April 1, 2018 related primarily to the Company's internal organizational realignment, including severance costs, legal fees, and other professional fees, the consolidation of the Company's West Coast distribution centres pursuant to the acquisitions of American Apparel and Alstyle, and the completion of the integration of prior years' business acquisitions, primarily for consolidation of garment dyeing operations acquired in the Comfort Colors acquisition.

Restructuring and acquisition-related costs for the three months ended April 2, 2017 related primarily to transaction and integration costs incurred in connection with the American Apparel business acquisition, as well as costs for the completion of the integration of businesses acquired in previous years, involving consolidation of customer service, distribution, and administrative functions.

7. OTHER INFORMATION:

(a) Depreciation and amortization:

	Three months ended
	April 1, 2018	April 2, 2017
Depreciation of property, plant and equipment	$32,404	$34,084
Adjustment for the variation of depreciation of property, plant and equipment included in inventories at the beginning and end of the period	2,599	(951)
Depreciation of property, plant and equipment included in net earnings	35,003	33,133
Amortization of intangible assets, excluding software	5,184	5,014
Amortization of software	1,254	1,101
Depreciation and amortization included in net earnings	$41,441	$39,248

Property, plant and equipment includes $80.1 million (December 31, 2017 - $77.4 million) of assets under construction and/or not yet utilized in operations. Depreciation on these assets commences when the assets are available for use.

QUARTERLY REPORT - Q1 2018 P.34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. OTHER INFORMATION (continued):
(b) Financial expenses, net:

	Three months ended
	April 1, 2018	April 2, 2017
Interest expense on financial liabilities recorded at amortized cost(1)	$4,494	$3,659
Bank and other financial charges	1,740	1,933
Interest accretion on discounted provisions	74	77
Foreign exchange gain	(1,074)	(945)
	$5,234	$4,724
(1) Net of capitalized borrowing costs of $0.3 million (2017 - $0.2 million) for the three months ended April 1, 2018.

(c) Sales of trade accounts receivable:
As at April 1, 2018, trade accounts receivables being serviced under a receivables purchase agreement amounted to $77.5 million (December 31, 2017 - $92.8 million). The receivables purchase agreement, which allows for the sale of a maximum of $175 million of accounts receivables at any one time, expires on June 26, 2018, subject to annual extensions. The Company retains servicing responsibilities, including collection, for these trade receivables but has not retained any credit risk with respect to any trade receivables that have been sold. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was $0.4 million (2017 - $0.2 million) for the three months ended April 1, 2018, and was recorded in bank and other financial charges.

8. FAIR VALUE MEASUREMENT:

Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the condensed interim consolidated statements of financial position are as follows:

	April 1, 2018	December 31, 2017
Financial assets
Amortized cost:
Cash and cash equivalents	$51,466	$52,795
Trade accounts receivable	350,760	243,365
Financial assets included in prepaid expenses, deposits and other current assets	31,067	28,711
Long-term non-trade receivables included in other non-current assets	2,688	2,781
Derivative financial instruments designated as effective hedging instruments included in prepaid expenses, deposits and other current assets	20,473	15,688
Derivative financial instruments included in prepaid expenses, deposits and other current assets - total return swap	242	1,232

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	285,689	255,832
Long-term debt - bearing interest at variable rates	575,000	430,000
Long-term debt - bearing interest at fixed rates(1)	200,000	200,000
Derivative financial instruments designated as effective hedging instruments included in accounts payable and accrued liabilities	3,272	2,644

(1)	The fair value of the long-term debt bearing interest at fixed rates was $190.5 million as at April 1, 2018 (December 31, 2017 - $197.6 million).

QUARTERLY REPORT - Q1 2018 P.35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. FAIR VALUE MEASUREMENT (continued):

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates, or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties.

Derivatives
The derivative financial instruments designated as effective hedging instruments consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company. As at April 1, 2018, the notional amount of TRS outstanding was 284,761 shares.

Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT - Q1 2018 P.36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”):

	Three months ended
	April 1, 2018	April 2, 2017
Net (loss) gain on derivatives designated as cash flow hedges:
Foreign currency risk	$(818)	$1,036
Commodity price risk	(699)	8,298
Interest rate risk	3,587	390

Income taxes	7	(11)

Amounts reclassified from OCI to inventory, related to commodity price risk	(58)	(13,333)

Amounts reclassified from OCI to net earnings, related to foreign currency risk, and included in:
Net sales	1,783	(1,364)
Cost of sales	(66)	(191)
Selling, general and administrative expenses	(493)	(348)
Financial expenses, net(1)	298	166
Income taxes	(15)	17
Other comprehensive income (loss)	$3,526	$(5,340)
(1) The amount reclassified from OCI to net earnings related to interest rate risk was not significant for the three months ended April 1, 2018 and for the three months ended April 2, 2017.

The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the three months ended April 1, 2018 and for the three months ended April 2, 2017.

The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the three months ended April 1, 2018 and for the three months ended April 2, 2017.

No ineffectiveness has been recognized in net earnings for the three months ended April 1, 2018 and for the three months ended April 2, 2017.

As at April 1, 2018, accumulated other comprehensive income of $17.1 million consisted of net deferred gains on commodity forward, option, and swap contracts of $1.9 million, net deferred gains on interest rate swap contracts of $15.7 million, and net deferred losses on forward foreign exchange contracts of $0.5 million. Approximately $3.8 million of net gains presented in accumulated other comprehensive income are expected to be reclassified to inventory or net earnings within the next twelve months.

QUARTERLY REPORT - Q1 2018 P.37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended
	April 1, 2018	April 2, 2017
Net earnings - basic and diluted	$67,879	$83,520

Basic earnings per share:
Basic weighted average number of common shares outstanding	218,541	229,474
Basic earnings per share	$0.31	$0.36

Diluted earnings per share:
Basic weighted average number of common shares outstanding	218,541	229,474
Plus dilutive impact of stock options, Treasury RSUs and common shares held in trust	309	469
Diluted weighted average number of common shares outstanding	218,850	229,943
Diluted earnings per share	$0.31	$0.36

Excluded from the above calculation for the three months ended April 1, 2018 are 1,617,329 stock options (2017 - 1,572,273) and nil Treasury RSUs (2017 - 7,500) which were deemed to be anti-dilutive.

11. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a) Adjustments to reconcile net earnings to cash flows from operating activities:

	Three months ended
	April 1, 2018	April 2, 2017
Depreciation and amortization (note 7(a))	$41,441	$39,248
Restructuring gains related to property, plant and equipment (note 6)	(41)	—
Loss on disposal of property, plant and equipment and intangible assets	302	212
Share-based compensation	3,513	4,162
Deferred income taxes	994	801
Unrealized net gain on foreign exchange and financial derivatives	(605)	(883)
Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to net earnings	(1,066)	(2,479)
Other non-current assets	(109)	(355)
Other non-current liabilities	730	2,301
	$45,159	$43,007

QUARTERLY REPORT - Q1 2018 P.38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(b) Variations in non-cash transactions:

	Three months ended
	April 1, 2018	April 2, 2017
Shares repurchased for cancellation included in accounts payable and accrued liabilities	$(6,711)	$(10,629)
Additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	(203)	429
Impact of adoption of new accounting standards (note 2(d))	(1,515)	—
Balance due on business acquisitions	—	1,085
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	255	—

12. CONTINGENT LIABILITIES:

Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

13. DISAGGREGATION OF REVENUE:

Net sales by major product group were as follows:

	Three months ended
	April 1, 2018	April 2, 2017

Activewear	$514,468	$498,562
Hosiery and underwear	132,800	166,796
	$647,268	$665,358

Net sales were derived from customers located in the following geographic areas:

	Three months ended
	April 1, 2018	April 2, 2017

United States	$555,782	$580,525
Canada	25,440	31,507
International	66,046	53,326
	$647,268	$665,358

QUARTERLY REPORT - Q1 2018 P.39